UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Network Cadence, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

John McCawley, c/o Network Cadence, Inc., 6560 South Greenwood Plaza Boulevard, Number 400,
Englewood, CO 80111, (877) 711-6492

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 140.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons John McCawley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,580,000

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 10,580,000

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,580,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Title and class of securities: Common Stock, par value $0.001 per share

Issuer:  Network Cadence, Inc.

Name and Address of principal executive office of Network Cadence:  6560 South Greenwood Plaza Boulevard, Number 400, Englewood, CO  80111

Item 2.	Identity and Background

(a) Name of Reporting Person:  John McCawley

(b)  Address of John McCawley is:  c/o Network Cadence, Inc., 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, CO  80111

(c)  John McCawley is the President and Chief Executive Officer of Network Cadence, Inc.

(d)  John McCawley has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) John McCawley has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) John McCawley is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On August 31, 2009, Mr. McCawley exchanged 100% of his membership interests in Cadence II, LLC, a Colorado limited liability company for, 10,580,000 shares of Sage Interactive, Inc. (now Network Cadence, Inc.).

Item 4.	Purpose of Transaction
John McCawley received the shares as consideration for the exchange of 100% of his membership interests in Cadence II, LLC

Item 5.	Interest in Securities of the Issuer

(a) John McCawley beneficially owns 10,580,000 shares, approximately 88.8%, of Network Cadence’s common stock.

(b)  John McCawley has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 10,580,000 shares of Network Cadence’s common stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/14/2010
Date
/s/ John McCawley
Signature
John McCawley, President and Chief Executive Officer
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).